May 18, 2006

Mail Stop 6010


R. Scott Huennekens
Chief Executive Officer
Volcano Corporation
2870 Kilgore Road
Rancho Cordova, CA 95670

      Re:	Volcano Corporation
      Amendment No. 1 to Registration Statement on Form S-1
      Filed May 5, 2006
		File No. 333-132678

Dear Mr. Huennekens:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1

Management`s Discussion and Analysis of Financial Condition, page
43

-Comparison of Three Months Ended March 31, 2006 and 2005, page 48

1. We note that your gross margin for 2005 was 47.9% while gross margins for the first quarter of 2005 and 2006 were 56.5% and 58.6%, respectively. Tell us and revise your results of operations section to clarify why the first quarter margins are significantly higher than your previous year-to-date gross margins.

Off-balance Sheet Arrangements and Other Contractual Obligations, page 54

2. Revise your table of contractual obligations and commercial commitments to provide the information as of the latest fiscal year end balance sheet date as required by Item 303(a)(5) of Regulation S-
K. If there have been significant changes to the amounts as of the end of the most recent interim period as compared to the end of the previous year, then you should disclose any material changes. We refer you to Section III.C of FRR-67.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

-Property and Equipment, page F-10

3. You state that the medical diagnostic equipment is "loaned" to certain customers that purchase and use your single-procedure disposable products. It is unclear to us how such equipment is loaned to some customers for free and sold to others who use your single-procedure disposable products. Please tell us the nature of the arrangements with these customers where the equipment is on loan.
Consider clarifying your current disclosure as necessary.

- Revenue Recognition, page F-12

4. We reissue our prior comment 33 in its entirety.

Note 9. Stockholders` Deficit, page F-29

5. We reissue our prior comment 34 in its entirety.





Note 14. Related Parties, page F-34

6. We refer you to prior comment 35. We note that you have revised your disclosure in response to our prior comment; however, revise your disclosures to clarify the following:

* Disclose the nature and terms of the distribution option agreement that was entered into in July 2003 similar to the information contained in your response to prior comment 35.

* You state that you were granted the right to terminate the distribution option agreement and "paid Medtronic $2 million." It appears from your response that the termination fee was waived.
Please clarify for the reader.

* Please clarify what you mean by "in order to maintain greater flexibility in developing and executing its product sales strategies in Japan" the agreement was terminated.

* Disclose the nature and terms of the new 2006 agreement.

* Clarify that Medtronic waived its right to the termination fee of
$2 million or, if true, you will supply product to them with a fair
value of $2 million in lieu of paying in cash a termination fee of
$2
million.

* Clarify why the distribution of consoles in the first quarter of 2006 is under the terms of the 2006 agreement.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 551-3641 or Michele Gohlke at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.


      					Sincerely,



      					Peggy Fisher
      Assistant Director


cc(via facsimile):  Dale S. Freeman

R. Scott Huennekens
Volcano Corporation
May 18, 2006
Page 1